SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

22 September 2009

LLOYDS BANKING GROUP plc
(Translation of registrant's name into English)

5th Floor
25 Gresham Street
London
EC2V 7HN
United Kingdom

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F..X..Form 40-F.....

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the
Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes .....No ..X..

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule
12g3-2(b): 82- ________

Index to Exhibits

Item

No. 1          Regulatory News Service Announcement, dated 22 September 2009 re: BOARD CHANGE AT LLOYDS BANKING GROUP

86/09                                                                                                                                                                                                                                                         22 September 2009

BOARD CHANGE AT LLOYDS BANKING GROUP

Philip Green has informed the Board of Lloyds Banking Group of his intention to retire from the Board on 23 October 2009. He has been a director since May 2007.

Commenting on his decision to step down, Mr Green, chief executive of United Utilities plc, said: "It has been a privilege to serve on the Board of Lloyds Banking Group.  However, given the increasing time demands on the non-executive directors that the role quite rightly requires, I feel that now is an appropriate time to stand down. I wish Sir Win and his colleagues all success in the future."

Sir Win Bischoff, Chairman, Lloyds Banking Group, said: "Philip's counsel has been important during a period of great change for the Group.  While we all understand his decision, we will miss his insight and, on behalf of the Board, I thank him for his significant contribution."

For further information:

Investor Relations
Michael Oliver                                                                       +44 (0) 20 7356 2167
Director of Investor Relations
Email: michael.oliver@ltsb-finance.co.uk

Douglas Radcliffe                                                                 +44 (0) 20 7356 1571
Senior Manager, Investor Relations
Email: douglas.radcliffe@ltsb-finance.co.uk

Media Relations
Shane O'Riordain                                                                +44 (0) 20 7356 1008
Group Communications Director
Email: shane.o'riordain@lloydsbanking.com

Leigh Calder                                                                        +44 (0) 20 7356 1347
Senior Manager, Media Relations
Email: leigh.calder@lloydstsb.co.uk

  FORWARD LOOKING STATEMENTS

This announcement contains forward looking statements with respect to the business, strategy and plans of the Lloyds Banking Group, its current goals and expectations relating to its future financial condition and performance.  By their nature, forward looking statements involve risk and uncertainty because they relate to events and depend on circumstances that will occur in the future.  The Group's actual future results may differ materially from the results expressed or implied in these forward looking statements as a result of a variety of factors, including UK domestic and global economic and business conditions, the ability to derive cost savings and other benefits as well as to mitigate exposures from the acquisition and integration of HBOS, risks concerning borrower quality, market related trends and developments, changing demographic trends, changes in customer preferences, changes to regulation, the policies and actions of governmental and regulatory authorities in the UK or jurisdictions outside the UK, including other European countries and the US, exposure to regulatory scrutiny, legal proceedings or complaints, competition and other factors.  Please refer to the latest Annual Report on Form 20-F filed with the US Securities and Exchange Commission for a discussion of such factors.  The forward looking statements contained in this announcement are made as at the date of this announcement, and the Group undertakes no obligation to update any of its forward looking statements.

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                                                                          LLOYDS BANKING GROUP plc
                                                                                                (Registrant)

                                                                                                                               By:          M D Oliver

                                                                                                                               Name:     M D Oliver

                                                                                                                               Title:        Director of Investor Relations

Date:  22 September 2009